Exhibit 99.4

NiCE Cognigy Unveils Simulator, an AI Performance Lab to Enable
Enterprise-Scale Evaluation of Production-Grade AI Agents

New simulation layer allows enterprises to run large-scale agent evaluations, providing insights & evidence to safely deploy, test, and continuously improve enterprise-grade AI Agents.

Hoboken, N.J., January 20, 2026 – NiCE (Nasdaq: NICE) today announced the launch of Cognigy Simulator, an AI performance lab providing enterprises with the confidence, evidence, and speed they need to safely evaluate, test, deploy and scale AI Agents across their customer experience operations.

In the age of AI systems, agent testing isn’t merely a phase of the development process; it’s part of a continuous feedback loop. Designed for this new reality, Simulator provides an expansive simulation layer that uncovers opportunities, exposes blind spots, and strengthens AI Agents before they reach production, while also enabling continuous refinement as they operate and learn in the real world.

“AI Agents have become a catalyst for transforming customer experience operations,” said Philipp Heltewig, General Manager, NiCE Cognigy and Chief AI Officer. “Simulator provides data-informed testing and reporting to help organizations understand AI Agent performance and compliance alignment, so organizations can make deployment decisions with confidence.”

Simulator mirrors real audiences through digital twins that capture customer demographics, language, and intent variance. Within minutes, enterprises can spawn synthetic customers engaging simultaneously in thousands of realistic, adversarial, and edge-case interactions, revealing how customers react, not how scripts imagine they will.

This allows organizations to rigorously rehearse, evaluate, and harden AI Agents before they are exposed to real-world interactions.

Every simulation run is scored against success criteria such as task completion, guardrail adherence, integration reliability, and experience quality. Simulator doesn’t just show that an AI Agent “works”; it provides evidence that it meets business expectations and supports compliance efforts.

“AI-driven customer service is already entering a phase where ongoing evaluation and refinement are essential,” added Heltewig. “Simulator integrates continuous testing directly into CX operations, ensuring AI Agents are routinely exercised, measured, and improved across build, deploy, and optimization cycles.”

Key Benefits of Simulator:

•	Scalable Testing: Run large-scale agent evaluations with thousands of synthetic conversations via on-demand, scheduled, or automated regression tests to validate Agentic AI interaction handling.
•	Automated Scenario Generation: Accelerate QA by auto-building scenarios with personas, missions, and success criteria from existing AI Agents or transcripts.
•	Quantitative Evaluation: Score every simulation run on task completion, guardrail adherence, integration reliability, experience quality, and other success criteria.
•	Targeted Improvements: Pinpoint where prompts, flows, or policies need refinement with immediate and deep insights into agent performance and failed conversations.
•	Safe Integration Simulation: Harden mission-critical integrations by emulating the full range of third-party API responses, from clean paths to rare error conditions.
•	A/B & Variant Comparison: Optimize outcomes by comparing prompt strategies, guardrails, fulfillment logic, or foundation models to identify top performers.

Simulator will be showcased in a live webinar on January 22, 2026. Register here to see it in action.

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Ryan Gilligan, +1-551-417-2531, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Heltewig, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.